02044189

7/1/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,D.C.20549

SEC MAIL RECEIVED PROCESSING
JUL 10 2002
WASH, D.C. 153 SECTION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
JUL 22 2002
P
THOMSON
FINANCIAL

For the month of July, 2002

POSCO

(Translation of registrant's name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

[Indicate by check mark weather the registrant files or will file annual reports under cover of Form 20-F or Form 40-F, Form20-F☐ Form 40-F☐]

[Indicate by check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes☐ No☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ____________________.]

SIGNITURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date July 8, 2002 By________________________

(Signature)*

*Print the name and title under the signature of the signing officer. Name: Jae-Ku Cho
Title: Head of IR Team

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K:

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or(iii) distributes or is required to distribute to its security holders.

SEC1815(7-91)

■ Operating Results in 1H 2002

Please be advised that POSCO release the operating results in 1st half of the year 2002.

(Management Performance)

(Unit: '000 ton, Bn KRW)

	1H 2001	1H 2002
Production (Crude Steel)	13,977	13,696
Total Sales Amount	13,595	13,307
Revenue	5,580	5,454
Operating Income	735	606
Net Income	355	359
Total Assets	17,214	17,433
Total Liabilities	7,799	6,231

※ All the information is subject to change after the auditing.

Securities and Exchange Commission